SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C.  20549






                                             SCHEDULE 13G/A
                                            (Amendment No. 1)


                        INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                       Lone Star Industries Inc.
                                           (Name of Issuer)



                                                Common Stock
                                       (Title of Class of Securities)



                                              542290408
                                            (CUSIP Number)









                                            Page 1 of  5 Pages

                                                                  SCHEDULE 13G

CUSIP No. 542290408

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|

                                                                       (b)  |_|
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3)       SEC USE ONLY

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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
                               5)   SOLE VOTING POWER

         NUMBER                     672,800
                               ------------------------------------------------
         OF                    6)   SHARED VOTING POWER
         SHARES
         BENEFICIALLY               None
                               ------------------------------------------------
         OWNED BY              7)   SOLE DISPOSITIVE POWER
         EACH
         REPORTING                  715,000
                               ------------------------------------------------
         PERSON                8)   SHARED DISPOSITIVE POWER

         WITH                       None
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9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         715,000
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10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.55%
-------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IA
-------------------------------------------------------------------------------

                                                    Schedule 13G

Item 1(a).   Name of Issuer:

Lone Star Industries Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

300 First Stamford
P.O. Box 120014
Stamford, CT 06912

Item 2(a).   Name of Person Filing:

Lazard Freres & Co. LLC

Item 2(b).   Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza
New York, New York  10020

Item 2(c).   Citizenship:

New York Limited Liability Company

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number: 542290408

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           |_|  (a)  Broker or Dealer Registered Under Section 15 of the Act

           |X| (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.     Ownership.

             (a)  Amount beneficially owned:    715,000

             (b)  percent of class:   3.55%

             (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:  672,800

            (ii)  Shared power to vote or to direct the vote:  None

            (iii) Sole power to dispose or to direct the disposition
                   of:  715,000

            (iv) Shared power to dispose or to direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8. Identification and Classification of Members of the Group.

            Not applicable

Item 9. Notice of Dissolution of Group.

            Not applicable

Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                        SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    February 17,1999


                                                     Donald E. Klein
                                                     Vice President